GLOBAL CLEAN ENERGY HOLDINGS, INC.

2790 Skypark Drive, Suite 105

Torrance, California 90505

June 7, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Global Clean Energy Holdings, Inc.
Registration Statement on Form S-3
Filed June 1, 2022
File No. 333-265332

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Global Clean Energy Holdings, Inc., a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Thursday, June 9, 2022, or as soon thereafter as is practicable. Please call our counsel, Calvin Cheng of TroyGould PC at 310-789-1258 to provide notice of effectiveness.

Very truly yours,

GLOBAL CLEAN ENERGY HOLDINGS, INC.

By:	/s/ Ralph Goehring
Ralph Goehring
Chief Financial Officer